Exhibit to Accompany
Item 77J
Form N-SAR

KEELEY Small Cap Value Fund, Inc.
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 -
2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by
Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has reclassified accumulated net investment losses to reduce accumulated net realized gain on investments by $444,428 for the twelve months ended September 30, 1999.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Funds' capital account on a tax basis.